July 2, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549
Attention: Ameen Hamady
Shannon Menjivar

Re: Equinix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 19, 2021
File No. 0-31293

Mr. Hamady and Ms. Menjivar,
On behalf of Equinix, Inc. (“Equinix”, the “Company” or “We”), this letter responds to the comments set forth in your letter dated June 22, 2021. For your convenience, we have repeated the comments in your letter.
1. We note that a "majority" of your $8.4 billion remaining performance obligations will be recognized in 24 months. Considering your multi-year arrangements, please tell us in what periods you expect to recognize the amounts included in the "majority" and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years etc. Refer to ASC 606-10-50-13(b).
RESPONSE TO COMMENT 1:
Equinix respectfully advises the Staff that most of our revenue contracts have an initial term varying from one to three years, and thereafter, automatically renew in one-year increments. Included in the $8.4 billion are remaining performance obligations which are either under the initial contract terms or under one-year renewal periods. Of the $8.4 billion, approximately 70% is expected to be recognized in the first two years, with the remaining 30% generally expected to be recognized as revenue over the next three to five years. Furthermore, of the 70% to be recognized in the first two years, more revenues are expected to be recognized in the first year because a portion of these amounts relate to contracts that are under one-year renewal periods or are in the final year of the initial contract term.
Additionally, for a portion of our remaining performance obligations, the timing of recognition in the first two years is subject to a certain level of uncertainty due to several factors, including: (a) possible delays in site readiness, (b) the timing of completing large customers’ deployments, and (c) contractual early terminations. Furthermore, subsequent contract modifications (e.g. customers’ deployment expansions) can also change the timing and the amount of revenue to be

Securities and Exchange Commission

recognized in the future, causing fluctuations in what is disclosed from period to period. Given the uncertainties and potential fluctuations, we believe our disclosed time bands (i.e. the next two years and thereafter) represent how revenues associated with our remaining obligation will ultimately be recognized and thus provide meaningful information to the users of our financial statements. When coupled with the additional qualitative disclosures proposed below, we believe this presentation complies with the guidance in ASC 606-10-50-13(b).
In response to the Staff’s comment, Equinix will revise its disclosure in future quarterly and annual reports to include the following disclosure:
“Most of our revenue contracts have an initial term varying from one to three years, and thereafter, automatically renew in one-year increments. Included in the remaining performance obligations are contracts that are either under the initial term or under one-year renewal periods. We expect to recognize approximately 70% of our remaining performance obligations as revenues over the next two years, with more revenues expected to be recognized in the first year due to the impact of contracts under a one-year renewal period. The remainder of the balance is generally expected to be recognized over the next three to five years. We estimate our remaining performance obligations at a point in time. Actual amounts and timing of revenue recognition may differ from these estimates due to changes in actual deployments dates, contract modifications, renewals and/or terminations.”
2. We note your disclosure of revenues by geographical area, including “Americas, EMEA and Asia-Pacific.” Please explain to us how your disclosure complies with ASC 280-10-50-41(a) which requires separate disclosure of revenues attributed to your country of domicile. Otherwise, confirm that you will revise your future filings to include such information including any revenues attributed to individual foreign countries, to the extent material.
RESPONSE TO COMMENT 2:
With respect to the Staff’s comment regarding revenues attributed to our country of domicile, Equinix respectfully advises the Staff that we disclosed our total revenues attributed to the United States (U.S.), our country of domicile, as footnote 2 to the disaggregated revenue information tables within “Footnote 17: Segment Information” of our annual consolidated financial statements in our Form 10-K for the fiscal year ended December 31, 2020 (page F-63 and F-64). In future filings, we will make the disclosure more prominent by moving it to the main body of “Footnote 17: Segment Information” as a separate paragraph.
With respect to the Staff’s comment regarding any revenues attributed to individual foreign countries, we analyze our revenues of individual foreign countries during each reporting period in accordance with ASC 280-10-50-41(a). No foreign country’s revenues from our external customers have represented greater than 10% of our total revenues, and none are considered to be significantly different on a qualitative basis necessitating further disclosure. To ensure clarity on this point, we will include the following disclosure in future filings: “There is no country outside of the U.S. from which we derived revenues that exceeded 10% of our total revenues.” We will continue to monitor our revenues for all countries and will separately disclose in our future filings revenues in any individual country that exceed 10% of our total revenues for such reporting period.

Securities and Exchange Commission

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc: Charles Meyers
Brandi Galvin Morandi